Exhibit 99.1

MDJM LTD

(incorporated in the Cayman Islands with limited liability)

(NASDAQ: MDJH)

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT the annual general meeting of shareholders (the “Meeting”) of MDJM LTD (the “Company”) will be held on October 19, 2023, at 3:00 p.m., Eastern Time, at Fernie Castle, Letham, Cupar, Fife, KY15 7RU, United Kingdom, for the following purposes:

1.	To re-elect Mr. Siping Xu as a director of the Company to hold office until the next annual general meeting;
2.	To re-elect Mr. Liang Zhang as a director of the Company to hold office until the next annual general meeting;
3.	To re-elect Mr. Zhenlei Hu as a director of the Company to hold office until the next annual general meeting;
4.	To re-elect Mr. Liding Sun as a director of the Company to hold office until the next annual general meeting;
5.	To re-elect Mr. Wei Guan as a director of the Company to hold office until the next annual general meeting; and
6.	To ratify the re-appointment of RBSM LLP as the Company’s independent registered public accounting firm for the year ending December 31, 2023.

The board of directors of the Company (“Board of Directors”) has fixed the close of business on September 1, 2023 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the Meeting or any adjournment thereof. Only holders of ordinary shares of the Company on the Record Date are entitled to receive notice of and to vote at the Meeting or any adjournment thereof.

Shareholders may obtain a copy of the proxy materials, including the Company’s 2022 annual report, from the Company’s website at http://ir.mdjmjh.com/ or by submitting a request to caileimdzy@163.com.

By Order of the Board of Directors,

/s/ Siping Xu
Siping Xu
Chairman of the Board of Directors

Cupar, United Kingdom

August 31, 2023

MDJM LTD

ANNUAL GENERAL MEETING OF SHAREHOLDERS

October 19, 2023

3:00 p.m., Eastern Time

PROXY STATEMENT

The board of directors (the “Board of Directors”) of MDJM LTD (the “Company”) is soliciting proxies for the annual general meeting of shareholders (the “Meeting”) of the Company to be held on October 19, 2023, at 3:00 p.m., Eastern Time, at Fernie Castle, Letham, Cupar, Fife, KY15 7RU, United Kingdom or any adjournment thereof.

Only holders of the ordinary shares of the Company of record at the close of business on September 1, 2023 (the “Record Date”) are entitled to attend and vote at the Meeting or at any adjournment thereof. The shareholders entitled to vote and present, in person or by proxy or (in the case of a shareholder being a corporate entity) by its duly authorized representative, representing not less than one-third in nominal value of the total issued voting shares in the Company throughout the meeting shall form a quorum.

Any shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote on such shareholder’s behalf. A proxy need not be a shareholder of the Company. Each holder of the Company’s ordinary shares shall be entitled to one vote in respect of each ordinary share held by such holder on the Record Date.

PROPOSALS TO BE VOTED ON

At the Meeting, ordinary resolutions will be proposed as follows:

1.	To re-elect Mr. Siping Xu as a director of the Company to hold office until the next annual general meeting;
2.	To re-elect Mr. Liang Zhang as a director of the Company to hold office until the next annual general meeting;
3.	To re-elect Mr. Zhenlei Hu as a director of the Company to hold office until the next annual general meeting;
4.	To re-elect Mr. Liding Sun as a director of the Company to hold office until the next annual general meeting;
5.	To re-elect Mr. Wei Guan as a director of the Company to hold office until the next annual general meeting; and
6.	To ratify the re-appointment of RBSM LLP as the Company’s independent registered public accounting firm for the year ending December 31, 2023.

The Board of Directors recommends a vote “FOR” each of the Proposals No. 1–6.

VOTING PROCEDURE FOR HOLDERS OF ORDINARY SHARES

Shareholders entitled to vote at the Meeting may do so either in person or by proxy. Those shareholders who are unable to attend the Meeting are requested to read, complete, sign, date, and return the attached proxy card in accordance with the instructions set out therein.

ANNUAL REPORT TO SHAREHOLDERS

Pursuant to NASDAQ’s Marketplace Rules which permit companies to make available their annual report to shareholders on or through the company’s website, the Company posts its annual reports on the Company’s website. The annual report for the year ended December 31, 2022 (the “2022 Annual Report”) has been filed with the U.S. Securities and Exchange Commission. The Company adopted this practice to avoid the considerable expense associated with mailing physical copies of such report to record holders. You may obtain a copy of our 2022 Annual Report to shareholders by visiting the “SEC Filings” heading under the “Financial Info” section of the Company’s website at http://ir.mdjmjh.com/ . If you want to receive a paper or email copy of the Company’s 2022 Annual Report to shareholders, you must request one. There is no charge to you for requesting a copy. Please make your request for a copy to the Investor Relations department of the Company, at ir@mdjmjh.com.

PROPOSAL NO. 1 THROUGH PROPOSAL NO. 5

RE-ELECTION OF CURRENT DIRECTORS

The Board of Directors currently consists of five members. All five current directors named below will seek re-election at the Meeting.

Each director to be re-elected will hold office until the next annual general meeting of shareholders or until his or her appointment is otherwise terminated in accordance with the articles of association of the Company.

DIRECTORS FOR RE-ELECTION

Mr. Siping Xu has been our Chief Executive Officer and Chairman of the Board since January 26, 2018. Mr. Xu has served as the Chairman of the Board of Mingda Jiahe (Tianjin) Stock Co., Ltd. (“Mingda Tianjin”) since September 2015, as the general manager of Mingda Tianjin from September 2002 to August 2015, as a director of MD Local Global Limited (“MD UK”) since October 2020, as a director of Mingda Jiahe Development Investment Co., Ltd since January 2022, and as a director of MD Lokal Global GmbH (“MD German”) since February 2022. From May 1998 to December 2000, Mr. Xu worked in the Finance Department of Tianjin Tenglong Real Estate Co., Ltd. From January 2001 to August 2002, Mr. Xu served as the development manager for Tianjin Jiezuo Real Estate Co., Ltd. Mr. Xu holds a bachelor’s degree in accounting and computer management from Tianjin University, and a Master of Business Administration degree in International Business Management from IPAG Business School.

Mr. Liang Zhang has served as our director since July 1, 2023. He has also served as the deputy general manager of marketing for Mingda Tianjin since 2002. Mr. Zhang attended Tianjin University, where he majored in project cost management.

Mr. Zhenlei Hu has served as our independent director since January 2020. Mr. Hu has served as an audit partner at ShineWing Certified Public Accountants Co., Ltd. Tianjin Branch since December 2019. From September 2014 to November 2019, Mr. Hu served as an audit partner at Ruihua Certified Public Accountants Tianjin Branch. From May 2008 to August 2014, Mr. Hu served as an audit partner at Zhongrui Yuehua Certified Public Accountants Tianjin Branch (now part of Ruihua Certified Public Accountants). Mr. Hu received his bachelor’s degree in Auditing from Tianjin University of Finance and Economics in 1995.

Mr. Liding Sun has served as our independent director since May 18, 2018. Mr. Sun has been the director of software development at CoreIp Solutions, a technology solution consulting firm offering technology solutions across multiple industries since January 2011. Mr. Sun holds a Master’s degree and a Bachelor’s degree in Computer Science, both from University of California, Los Angeles.

Mr. Wei Guan has served as our independent director since May 18, 2018. Mr. Guan co-founded Beijing Jingguanxuan Marketing Development Co., Ltd. as one of its shareholders and has served as its deputy managing director since October 2015. From March 1997 to October 2015, Mr. Guan worked for the Boutique Shopping Guide newspaper and its World magazine as an engineer. Mr. Guan received his bachelor’s degree from Capital University of Economics and Business in 1993. Mr. Guan received his postgraduate degree in Regional Economics from the Renmin University of China in 2001. Mr. Guan received his master’s degree in Business Administration from Foreign Economic and Trade University in 2006.

THE BOARD OF DIRECTORS RECOMMENDS

A VOTE FOR

THE RE-ELECTION OF EACH OF THE CURRENT DIRECTORS NAMED ABOVE.

PROPOSAL NO. 6

RATIFICATION

OF

THE RE-APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Company’s audit committee recommends, and the Board of Directors concurs, that RBSM LLP be re-appointed as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2023.

In the event that our shareholders fail to ratify the re-appointment, our audit committee will reconsider its selection. Even if the re-appointment is ratified, our audit committee in its discretion may recommend the appointment of a different independent auditing firm at any time during the year, if the audit committee believes that such a change would be in the best interests of the Company and its shareholders.

THE BOARD OF DIRECTORS AND THE AUDIT COMMITTEE RECOMMEND

A VOTE FOR

THE RATIFICATION OF THE RE-APPOINTMENT

OF

RBSM LLP AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FOR THE FISCAL YEAR ENDING DECEMBER 31, 2023.

OTHER MATTERS

The Board of Directors is not aware of any other matters to be submitted to the Meeting. If any other matters properly come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

By order of the Board of Directors

August 31, 2023	/s/ Siping Xu
Siping Xu
Chairman of the Board of Directors